SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accretive Health, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

00438V103

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Page of Pages

(1)	Name of reporting person Mary A. Tolan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 10,573,928 (1)
(6) Shared voting power 2,587,200
(7) Sole dispositive power 10,573,928 (1)
(8) Shared dispositive power 2,587,200
(9)	Aggregate amount beneficially owned by each reporting person 13,161,128
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9) 13.2% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Includes 1,176,000 shares of Common Stock subject to options exercisable within 60 days of February 14, 2012.

(2)	The percentage is calculated using the 98,214,051 shares outstanding as disclosed in Accretive Health, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011, and assumes that the 1,176,000 shares of Common Stock underlying the Reporting Person’s stock options are deemed outstanding.

Item 1.	(a)	Name of Issuer: Accretive Health, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 401 North Michigan Avenue, Suite 2700 Chicago, Illinois 60611

Item 2.	(a)	Name of Person(s) Filing: This Schedule 13G is being filed by Mary A. Tolan (the “Reporting Person”).
	(b)	Address of Principal Business Office or, if none, Residence: Mary A. Tolan c/o Accretive Health, Inc. 401 North Michigan Avenue, Suite 2700 Chicago, Illinois 60611
	(c)	Citizenship: The Reporting Person is a citizen of the United States of America.
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number: 00438V103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 13,161,128 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person consist of: (i) 9,397,928 shares of Common Stock held directly by the Reporting Person, (ii) 2,587,200 shares of Common Stock held by Tolan Family Trust U/A/D 6/29/03, the beneficiaries of which are the Reporting Person’s children, and (iii) 1,176,000 shares of Common Stock subject to options exercisable within 60 days of February 14, 2012.

(b) Percent of class: See item 11 on the cover page hereto.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ Mary A. Tolan
Mary A. Tolan